SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 2)



                   Under the Securities Exchange Act of 1934*

                               J.Crew Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    46612H402
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                                 (CUSIP Number)
                               Millard S. Drexler
                               J. Crew Group, Inc.
                                  770 Broadway
                               New York, NY 10003
                                 (212) 209-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                  July 25, 2007
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                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 46612H402                                Page 2 of 7 pages
-------------------------------                    -----------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Millard S. Drexler                                I.R.S. #
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS (See Instructions)

              OO
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) [ ]
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    3,023,509
 ----------------------- ----------- -------------------------------------------
NUMBER OF SHARES            8       SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   5,506,744
PERSON WITH
----------------------- ----------- --------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                    3,023,509
----------------------- ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    5,506,744
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,530,253
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     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)  [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.4%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------

     This Amendment No. 2 amends the Schedule 13D (the "Original Schedule 13D") filed on behalf of Millard S. Drexler, an individual (the "Reporting Person"), on July 6, 2006, as amended by Amendment No. 1 to Schedule 13D, filed on behalf of the Reporting Person on May 17, 2007 ("Amendment No. 1"), relating to the common stock, par value $.01 per share (the "Common Stock"), of J.Crew Group, Inc. (the "Company").

     This Amendment No. 2 is additionally being filed to correct certain clerical errors contained in Amendment No. 1, specifically in respect of the reported grants to the Reporting Person on May 15, 2007 of (i) 200,000 restricted shares of Common Stock and (ii) options to purchase 50,000 shares of Common Stock. This Amendment No. 2 correctly reports that such grants to the Reporting Person were (i) 50,000 restricted shares of Common Stock and (ii) options to purchase 200,000 shares of Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

     Prior to the initial public offering of the Company, which closed on July 3, 2006 (the "IPO"), the Reporting Person (a) owned 2,335,557 shares of Common Stock, of which (i) 552,117 shares were acquired upon the exercise of stock options that were issued to the Reporting Person pursuant to the Company's stock option plans, (ii) 1,783,440 shares were granted under the Company's equity incentive plan, 649,934 shares of which are unvested restricted shares, and
(iii) 508,194 shares were transferred to the MSD GRAT, a trust of which the Reporting Person is a trustee and shares voting and dispositive power (the "Trust"); and (b) was granted options to purchase 1,402,057 shares that are exercisable within the next sixty days. The Reporting Person paid (a) $800,000 for the purchase of 1,404,040 Shares (as defined below in Item 6) purchased pursuant to the terms of a Services Agreement between the Company and the Reporting Person, dated January 24, 2003 (the "Services Agreement"), (b) $200,000 for the grant of an option to exercise up to 1,080,032 shares of Common Stock pursuant to the terms of the Services Agreement and (c) $1,945,159.40 in connection with the exercise of stock options.

     The Reporting Person held a 97.5% membership interest in MDJC LLC ("MDJC"), an entity that was controlled by the Reporting Person and which held 3,280,478 shares of Common Stock of the Company (the "MDJC Shares"). On January 23, 2007, in connection with the dissolution of MDJC, MDJC distributed the MDJC Shares of which (i) 2,283,213 were distributed to the Reporting Person and (ii) 997,265 shares of which were distributed to the Trust.

     On May 15, 2007, 50,000 restricted shares of the Company's Common Stock (the "Restricted Shares") were granted to the Reporting Person pursuant to an equity incentive plan of the Company. The Restricted Shares will vest in two equal installments on May 15, 2011 and May 15, 2012 subject to the Company's satisfaction of certain performance criteria.

     On January 27, 2007, the Reporting Person transferred a total of 388,618 shares of Common Stock to The Drexler Family Revocable Trust (the "Family Trust") for which the Reporting Person and his spouse, Peggy Fishman Drexler ("Mrs. Drexler"),

                               Page 3 of 7 Pages
are trustees. On July 25, 2007, the Reporting Person transferred another 3,612,568 shares of Common Stock to the Family Trust.

     All of the funds required to acquire the shares of Common Stock beneficially owned by the Reporting Person were obtained from the personal funds of the Reporting Person.

Item 4.   Purpose of Transaction.

     The Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) As of July 25, 2007, the Reporting Person may be deemed to beneficially own 8,530,253 shares of Common Stock, representing 13.4% of the outstanding Common Stock, based on the 60,919,086 shares of Common Stock outstanding on May 31, 2007, as represented by the Company in its Quarterly Report on Form 10-Q, filed on June 14, 2007.

     (b) The information required by Item 4(b) not otherwise provided herein is set forth in Rows 7 - 10 of the cover page for the Reporting Person and is incorporated herein by reference. The Reporting Person shares the power to vote or to direct the vote and to dispose or to direct the disposition of (i) the 1,505,459 shares of Common Stock owned by the Trust and (ii) the 4,001,286 shares of Common Stock owned by the Family Trust with his spouse, Mrs. Drexler.

     Mrs. Drexler is a self-employed research psychologist/author. Her business address is care of the Company. The Company's address is set forth in Item 2(b) and is incorporated herein by reference. Mrs. Drexler, during the last five years, has not been

                               Page 4 of 7 Pages
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Drexler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Drexler is a United States citizen.

     (c) The information required by Item 5(c) is set forth in Item 3 and is incorporated herein by reference.

     (d) Mrs. Drexler has the right to receive half of the proceeds from any dividend or sale of the Reporting Person's Common Stock under the community property law of the State of California.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person entered into an amended and restated employment agreement with the Company, dated October 20, 2005 (the "Employment Agreement"), a copy of which is incorporated herein by reference as Exhibit C. Under the terms of the Employment Agreement, if the Company terminates the employment of the Reporting Person without "cause" or the Reporting Person terminates his employment for "good reason" (each as defined in the employment agreement), the Reporting Person will be entitled to receive, among other things, the accelerated vesting of any unvested restricted shares and/or unvested stock options as provided for in any applicable grant agreement.

     The Reporting Person entered into a Stockholders' Agreement, dated January 24, 2003, with the Company and TPG Partners II, L.P. ("TPG Partners"), relating to the shares of Common Stock owned, directly or indirectly, by him and any other shares of Common Stock that the Reporting Person may subsequently acquire (the "Shares"), a copy of which is incorporated herein by reference as Exhibit D (the "Stockholders Agreement"). Under the terms of the Stockholders Agreement that survived the consummation of the IPO: (i) the Reporting Person has the right (a) to include the Shares in any registered offering of Common Stock that includes shares of Common Stock held by TPG Partners and (b) one year after the consummation of the IPO, to require the Company to register the Shares under the Securities Exchange Act of 1934, as amended; (ii) if a third party acquires all or substantially all of the Company's shares and TPG Partners intends to transfer its shares to such purchaser (a "Sale Transaction"), TPG Partners may require the Reporting Person to transfer the Shares; and (iii) the Reporting Person has the right to transfer the Shares in a Sale Transaction.

     Amendment No. 1 to Stockholders Agreement, by and among the Company, TPG Partners, TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P., the form of which is attached hereto as Exhibit E (the "Amended Stockholders Agreement")

                               Page 5 of 7 Pages
was entered into by the parties thereto on July 3, 2006. Under the terms of the Amended Stockholders Agreement, (i) TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P. were added as parties to the Stockholders Agreement, and all references to "TPG Partners II, L.P." and the "Majority Stockholder" in the Stockholders Agreement are deemed to include collectively TPG Partners, TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P.; (ii) the termination provision was amended such that Section 3 and
Section 5 of the Stockholders Agreement will terminate if (a) in the written opinion of counsel to the Company, all of the Shares then owned by the Reporting Person could be sold in any 90-day period pursuant to Rule 144 (without giving effect to the provisions of Rule 144(k)) or (b) all of the Shares held by the Reporting Person have been sold in a registration pursuant to the Securities Act of 1933, as amended, or pursuant to Rule 144; (iii) in the event that a proposed offering by the Reporting Person is underwritten, the Company may ratably reduce the number of shares the Reporting Person and any other selling stockholder may sell in such offering to the extent that the underwriter informs the Company in writing that the number of shares of Common Stock requested to be included in such registration exceeds the number which can be sold in such offering within a price range acceptable to the Reporting Person; and (iv) the Company shall bear all costs of preparing and filing the registration statement, and shall indemnify and hold harmless, to the extent customary and reasonable, the seller of any shares of Common Stock covered by such registration statement.

     On May 15, 2007, the Company granted the Reporting Person an option to purchase 200,000 shares of Common Stock. The option will vest in two equal installments on May 15, 2011 and May 15, 2012.

     The information required by Item 6 not otherwise provided herein is set forth in Item 5(d) and is incorporated herein by reference.


                               Page 6 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: July 27, 2007

                                                 /s/ Millard S. Drexler
                                                --------------------------------
                                                Millard S. Drexler